Exhibit 99.2

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

25 May 2021

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

James Hardie 2021 Global Investor Day Presentations

James Hardie announced today that it has filed the following documents relating to its 2021 Global Investor Day with the ASX:

•James Hardie 2021 Global Investor Day Presentations

Copies of these documents are available on James Hardie’s investor relations website at https://ir.jameshardie.com.au/jh/presentations.jsp

Yours faithfully

Jason Miele
Chief Financial Officer

This announcement had been authorised for release by the Chief Financial Officer, Mr Jason Miele.
James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Chairman, USA), Andrea Gisle Joosen (Sweden), David Harrison (USA),
Persio Lisboa (USA), Anne Lloyd (USA), Moe Nozari (USA), Rada Rodriguez (Sweden),
Suzanne B. Rowland (USA), Dean Seavers (USA), Nigel Stein (UK), Harold Wiens (USA).
Chief Executive Officer and Director: Jack Truong (USA)
Company number: 485719
ARBN: 097 829 895